[SRSY LOGO]                                  Stradley Ronon Stevens & Young, LLP
                                                        2600 One Commerce Square
                                                    Philadelphia, PA  19103-7098
                                                                  (215) 564-8000

                                November 26, 2007

Jeffrey W. Long
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

          Re:  Comment to Barrett Funds Form N-CSR

Dear Mr. Long:

     On Thursday,  October 25, 2007, you contacted Barrett Associates,  Inc. via telephone  regarding  your review of Form N-CSR  filed by Barrett  Funds for the fund's fiscal year ended June 30, 2007.  Your comment  correctly  noted that the
Sarbanes  Oxley Code of Ethics  required by Item 12(a)(1) was not attached as an exhibit. The code was inadvertently omitted. As such, we have attached a copy of the code to this letter and,  pursuant to your  instructions,  we will  promptly file a Form N-CSR/A with the code of ethics attached.

     Please do not hesitate to contact me at (215) 564-8198,  or, in my absence,
Amy C.  Fitzsimmons  at (215)  564-8711,  if you have any  questions  or wish to discuss this matter.

                                                     Respectfully submitted,

                                                     /s/Michael P. O'Hare
                                                     Michael P. O'Hare

Attachment
cc:      Angella A. Blackwood, Barrett Associates CCO
         Todd F. Kuehl, Barrett Funds CCO

                                THE BARRETT FUNDS

                                 Code of Ethics
          For Principal Executive Officer & Principal Financial Officer

     The Barrett Funds (the "Trust") requires the Principal  Executive  Officer,
Principal   Financial  Officer,  or  other  Trust  officers  performing  similar functions (the "Principal Officers"),  to maintain the highest ethical and legal standards while performing their duties and  responsibilities to the Trust, with particular emphasis on those duties that relate to the preparation and reporting of the  financial  information  of  the  Trust.  The  following  principles  and
responsibilities   shall  govern  the  professional  conduct  of  the  Principal
Officers:

1.   HONEST AND ETHICAL CONDUCT

     The  Principal  Officers  shall act with honesty and  integrity,  ethically
handle  actual  or  apparent   conflicts  of  interest   between   personal  and
professional  relationships,  and  shall  report  any  material  transaction  or relationship  that  reasonably  could be  expected to give rise to a conflict of interest  between their interests and those of the Trust to the Audit Committee, the full  Board of  Trustees  of the  Trust,  and,  in  addition,  to any  other appropriate  person or entity that may  reasonably  be expected to deal with any conflict of interest in timely and expeditious manner.

     The Principal Officers shall act in good faith, responsibly, with due care, competence and  diligence,  without  misrepresenting  material facts or allowing their independent judgment to be subordinated or compromised.

2.   FINANCIAL RECORDS AND REPORTING

     The  Principal  Officers  shall provide full,  fair,  accurate,  timely and understandable disclosure in the reports and/or other documents to be filed with or submitted to the Securities and Exchange  Commission or other applicable body by the Trust,  or that is  otherwise  publicly  disclosed or  communicated.  The
Principal  Officers  shall  comply  with  applicable  rules and  regulations  of federal, state, and local governments,  and other appropriate private and public regulatory agencies.

     The Principal  Officers  shall respect the  confidentiality  of information acquired  in the course of their work and shall not  disclose  such  information except when authorized or legally obligated to disclose.  The Principal Officers will not use confidential  information acquired in the course of their duties as
Principal Officers.

     The Principal  Officers shall share knowledge and maintain skills important and relevant to the Trust's needs; shall proactively promote ethical behavior of the Trust's  employees and as a partner with industry peers and associates;  and shall maintain control over and responsibly manage assets and resources employed or entrusted to them by the Trust.

3.   COMPLIANCE WITH LAWS, RULES AND REGULATIONS

     The Principal  Officers shall establish and maintain  mechanisms to oversee the  compliance  of the  Trust  with  applicable  federal,  state or local  law, regulation  or  administrative  rule,  and to identify,  report and correct in a swift and certain manner, any detected deviations from applicable federal, state or local law, regulation or rule.

4.   COMPLIANCE WITH THIS CODE OF ETHICS

     The Principal Officers shall promptly report any violations of this Code of
Ethics to the Audit Committee as well as the full Board of Trustees of the Trust and shall be held  accountable  for strict  adherence to this Code of Ethics.  A proven  failure to uphold the standards  stated herein shall be grounds for such sanctions as shall be reasonably imposed by the Board of Trustees of the Trust.

5.   AMENDMENT AND WAIVER

     This Code of Ethics may only be  amended or  modified  by  approval  of the
Board  of  Trustees.   Any  substantive  amendment  that  is  not  technical  or
administrative in nature or any material waiver,  implicit or otherwise,  of any provision of this Code of Ethics shall be  communicated  publicly in  accordance with Item 2 of Form N-CSR under the Investment Company Act of 1940, as amended.

Adopted by the Board of Trustees on November 3, 2003